As filed with the Securities and Exchange Commission on April 2, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INNOVATIVE COMPANIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Florida	56-2600232
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6950 Bryan Dairy Road

Largo, FL 33777

(727) 544-8866

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mihir K. Taneja

Chief Executive Officer

6950 Bryan Dairy Road

Largo, FL 33777

(727) 544-8866

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

WITH COPIES TO:

Darrin M. Ocasio, Esq.

Sichenzia Ross Friedman Ference LLP

11065 Avenue of the Americas

New York, New York 10018

(212) 930-9700

Approximate date of commencement of proposed sale to the public:     From time to time, at the discretion of the selling shareholders after the effective date of this registration statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Shares of common stock	2,858,333	$6.68	$19,093,664.44	$2,419.17

Shares of common stock	1,400,000	$6.68	$9,352,000.00	$1,184.90

Shares of common stock	562,500	$6.68	$3,757,500	$476.08

				$4080.15

(1)	Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low closing prices of the Registrant’s common stock on the Nasdaq SmallCap Market on April 1, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED APRIL 2, 2004

PROSPECTUS

Innovative Companies, Inc.

4,820,833 Shares of Common Stock

This prospectus relates to the public offering of an aggregate of 4,820,833 shares of common stock which may be sold from time to time by the selling stockholders of Innovative Companies, Inc. named in this prospectus. Of these shares, 562,500 shares are issuable upon the exercise of warrants, 1,400,000 shares are issuable upon the conversion of a term note, 1,400,000 shares are issuable upon conversion of our subsidiary’s series A convertible preferred stock, and 1,458,333 shares are issuable upon conversion of our series B convertible preferred stock held by the selling stockholders.

The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page     . We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus.

We have paid the expenses of preparing this prospectus and the related registration expenses.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “GORX.” The last reported sales price for our common stock on April 1, 2004, was $6.15 per share.

The Securities offered hereby involve a high degree of risk. See “ Risk Factors” beginning on Page 7.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April     , 2004

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’ s website at www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

•	Our annual report on Form 10-KSB for the year ended March 31, 2003;

•	Our quarterly report on Form 10-QSB for the quarter ended December 31, 2003; and

•	Our 2003 Proxy Statement.

You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

Innovative Companies, Inc.

6950 Bryan Dairy Road

Largo, Florida 33777

Attention: Chief Financial Officer

(727) 544-8866

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

These statements include, but are not limited to:

•	our liquidity and capital resources, operating expenses, future expenditures and our ability to continue as a going concern; and

•	trends in industry activity generally.

In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “could,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “goal,” or “continue” or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PROSPECTUS SUMMARY

We manufacture, package and ship high-quality private label dietary supplements, over-the-counter drugs, generic drugs, and health and beauty care products for companies worldwide through our two manufacturing facilities, Innovative Health Products, Inc. and Belcher Pharmaceuticals, Inc. Through our wholly-owned subsidiary, Breakthrough Engineered Nutrition, Inc., we market our product lines, Carbslim, Lean Protein™ and Thermo ZXE™ Through our wholly-owned subsidiary, Go2PBM Services, Inc., we administer pharmacy benefit management services to health plans for unions, insurance companies, and other self-insured companies.

We derive our revenues from developing, manufacturing, and wholesaling a wide variety of non-prescription dietary supplements, and health and beauty care products. We also derive revenues from the distribution of our branded product lines, Carbslim, Lean Protein and Thermo ZXE. In addition, we derive revenues from the services provided in connection with pharmacy benefit management.

RECENT DEVELOPMENTS

The Laurus Master Fund, Ltd Financing

On January 30, 2004, Innovative entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. (the “Laurus”), under which Innovative issued and sold to Laurus in a private placement (i) a $5,000,000 principal amount 6% Secured Convertible Term Note due January 29, 2007 (the “Term Note”), (ii) warrants to purchase 150,000 shares of common stock; 75,000 warrants are at a price equal to $7.34, 50,000 warrants are at a price equal to $7.98 and 25,000 warrants are at a price equal to $8.62. and all of which are exercisable until January 29, 2011 (the “Term Note Warrants”). Innovative used proceeds from this financing in the amount of $1,206,756 to pay off its loans with First Community Bank of America.

On February 10, 2004, Innovative entered into a Securities Purchase Agreement, with Laurus Master Fund, Ltd., under which Innovative issued and sold to Laurus in a private placement (i) $5,000,000 of 6% Series A Preferred Stock of its subsidiary that is convertible into shares of common stock of Innovative (the “Series A”), (ii) warrants to purchase 150,000 shares of common stock; 75,000 warrants are at a price equal to $7.25, 50,000 warrants are at a price equal to $7.88 and 25,000 warrants are at a price equal to $8.51. and all of which are exercisable until February 10, 2011 (the “ Series A Warrants”).

On March 5, 2004, the above-referenced two transactions fixed conversion prices were adjusted to $6.25.

The issuance of Term Note, Term Note Warrants, Series A, and Series A Warrants to Laurus is referred to herein as the “Financing.”

The Term Note

The principal amount of the Term Note is repayable at the rate of $151,515.15 per month, commencing on July 1, 2004 and may be paid, at Innovative’s option (i) in cash with a 1% premium; or (ii) in shares of common stock if closing price of the common stock on the day prior to the repayment date is at least $6.63. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $6.25. The 6% Interest on the Term Note is payable monthly commencing March 1, 2004 and may be paid, at Innovative’s option, in (i) cash, or (ii) shares of common stock, assuming the principal payment for the month is paid in stock. The Interest on the Term Note will be adjusted: if (i) Innovative shall have registered the shares of Innovative’s common stock underlying the conversion of the Term Note and Term Note Warrant issued to Holder on a registration statement declared effective by the SEC, and (ii) the volume weighted average price of the Common Stock for the 10 trading days immediately preceding exceeds the then applicable fixed conversion price in such percentages as outlined in the table below, the Interest Rate for the succeeding calendar month shall be decreased by one hundred basis points (1.00%) for each twenty five percent (25%) incremental increase above the fixed conversion price as per the following example:

100% or less of applicable Fixed Conversion Price	Interest Rate

125% of the applicable Fixed Conversion Price	Interest Rate minus 1.00%

150% of the applicable Fixed Conversion Price	Interest Rate minus 2.00%

175% of the applicable Fixed Conversion Price	Interest Rate minus 3.00%

In no event shall the Interest Rate be less than zero (0.00%)

If the average closing price of the common stock for five consecutive trading days is greater than $7.19 (115% of the conversion price), Innovative may require that the holder covert into common stock an amount of principal, accrued interest and fees due under the Term Note equal to a maximum of 30% of the aggregate dollar trading volume of the common stock for such five consecutive trading days. Innovative may only make one such conversion demand every ten trading days. The Term Note may be redeemed by Innovative in cash by paying the holder 120% of the principal amount, plus accrued interest. The holder of the Term Note may require Innovative to convert all or a portion of the Term Note, together with interest and fees thereon. The number of shares to be issued shall equal the total amount to be converted, divided by $6.25. The holder shall not be entitled to convert any amount which would result in the holder being the beneficial owner of more than 4.99% of Innovative’s common stock, unless 75 days’ prior notice is given to Innovative or Innovative is in default of its obligations.

If an Event of Default (as defined below) occurs and is continuing the holder may make all sums of principal, interest and other fees payable. In the event of such an acceleration, the amount due and owing to the holder shall be 120% of the outstanding principal amount of the Term Note (plus accrued and unpaid interest and fees, if any). The occurrence of any of the following events is an “Event of Default”:

•	Failure to Pay Principal, Interest or other Fees.

•	Breach of Covenant.

•	Breach of Representations and Warranties.

•	Receiver or Trustee.

•	Judgments.

•	Bankruptcy.

•	Stop Trade.

•	Failure to Deliver Common Stock or Replacement Note.

The conversion price of the Term Note and the exercise price of the Warrants are subject to customary anti-dilution rights. In addition, if Innovative issues common stock at a price less than $6.25, except for shares of common stock to be issued to Midsummer Capital, Ltd and Omicron Master Trust, then the conversion price of the Term Note and the exercise price of the Warrants shall be reduced to such lower price.

In addition, Innovative has granted a security interest to Laurus in all of its assets until the Term Note obligations are satisfied.

The Series A

The stated value of the Series A is $5,000,000. 6% Dividends on the Series A is payable monthly commencing March 1, 2004 and may be paid, at Innovative’s option, in (i) cash at a 1% premium, or (ii) shares of common stock. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $6.25. If the average closing price of the common stock for five consecutive trading days is greater than $7.19 (115% of the conversion price), Innovative may require that the holders convert their Series A into an amount of face value, accrued dividends and fees due under the Series A equal to a maximum of 30% of the aggregate dollar trading volume of the common stock for such five consecutive trading days. Innovative may only make one such conversion demand every ten trading days. The Series A may be redeemed by Innovative in cash by paying the holder 120% of the principal amount, plus accrued interest. The holder shall not be entitled to convert any amount which would result in the holder being the beneficial owner of more than 4.99% of Innovative’s common stock, unless 75 days’ prior notice is given to Innovative or Innovative is in default of its obligations. The Series A has no voting rights and ranks senior to any class or series of capital stock (unless where such class or series of capital stock specifically, by its terms, ranks senior to or Pari Passu with the Series A). Upon the dissolution, liquidation or winding-up, whether voluntary or involuntary, the holder of the Series A shall be entitled to receive before any payment or distribution, out of the assets available for distribution to stockholders, the stated value per share of Series A then outstanding and all accrued and unpaid dividends to and including the date of payment thereof. The Series A has the exact same Event of Defaults as the Term Note described above.

The net proceeds of this offering are placed in a restricted account and pledged as collateral against any portion of Series A that has not been converted or redeemed.

Other Terms

Laurus is not permitted to convert and/or exercise the Term Note, Term Note Warrants, Series A, or Series A Warrants into shares of common stock if such conversion/and or exercise would give Laurus beneficial ownership of more than 4.99% of the outstanding shares of common stock of Innovative. This limitation may be waived upon 75 days notice by Laurus or upon an Event of Default. Although, Laurus may not hold more than 4.99% at any one time, Innovative intends to register all of the common stock underlying the above-referenced securities because Laurus can hold and sell as many times as it wants without reaching this limitation.

Laurus has registration rights for the common stock underlying the above-referenced securities. Innovative is required to register the underlying stock for the above-referenced securities within 30 days of March 5, 2004 and to use its best efforts to go effective within 120 days of such date. Innovative intends to register 150% of the common stock issuable upon conversion and exercise of all of the above-reference securities, which will be approximately 2.5 million shares.

Innovative has filed all of the above-referenced documents as Exhibits to its Form 8-K filed on February 11, 2004.

The Midsummer Capital Ltd and Omicron Master Trust Financing

On March 5, 2004, Innovative Companies, Inc. entered into a Securities Purchase Agreement (the “Purchase Agreement”), with Midsummer Capital Ltd. and Omicron Master Trust (collectively the “Purchasers”), under which Innovative issued and sold to the Purchasers in a private placement (i) $5.0 million of Series B Preferred Stock that is convertible into shares of common stock of Innovative (“Series B”) at a conversion price of $6.00 per share; and (ii) warrants to purchase 125,628 shares of common stock at $6.29 and 125,628 shares of common stock at $6.57.

The Series B

The aggregate stated value of the Series B is $5,000,000. Dividends on the Series B are payable quarterly on March 1, June 1, September 1 and December 1 and may be paid, at Innovative’s option, in (i) cash, or (ii) upon 20 days notice, in shares of common stock valued at 95% of the average of the 20 days volume weighted average price immediately prior to the dividend. The Purchasers are entitled to receive cumulative dividends at the rate of 6% per annum until the third anniversary, 8% per annum from the third until the fourth anniversary of the issue date, 11% per annum from the fourth until the fifth anniversary of the issue date and 14% per annum thereafter. The Purchasers may convert the Series B into shares of common stock at a conversion price of $6.00 per share. Innovative may force the Purchasers to convert the Series B if the volume weighted average price for 10 consecutive trading days exceeds 250% of $6.00. Innovative may redeem the Series B at any time from the third anniversary until the fourth at a rate of 120%, from the fourth anniversary until the fifth at a rate of 110% and from the fifth anniversary until the sixth at a rate of 105%. The Series B has no voting rights and ranks junior to Innovative’s Series A and senior to all other securities. In the event of one of the following events, the amount due and owing to the holder shall be 120% of the outstanding stated value (plus accrued and unpaid interest and fees, if any):

•	failure to deliver shares upon conversion after 5 days

•	failure to pay for buy-in within 5 days after notice

•	failure to cure a breach of covenant/warranty after 30 days

•	redeems junior securities

•	bankruptcy

At the option of the holder, Innovative (i) must redeem all Series B at a conversion price equal to 75% of the 10 volume weight average price prior to notice; or (ii) increase the dividend to 18% if

•	Registration statement is not effective after 180 days from closing

•	Company fails to have a sufficient number of authorized common stock to convert the Series A

•	Company’s stock is delisted

Other Terms

The Purchasers are not permitted to convert and/or exercise the Series B, or warrants into shares of common stock if such conversion/and or exercise would give the Purchasers beneficial ownership of more than 4.99% of the outstanding shares of common stock of Innovative.

In addition, the Purchasers have registration rights for the common stock underlying the above-referenced securities.

RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

Numerous state and federal government agencies extensively regulate the manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products. Specifically, our over the counter, generic drugs and dietary supplement operations are subject to significant regulatory and licensing requirements, as are our pharmacy benefit management services. The broad and subjective language used in legislation regulating our business often makes strict compliance difficult to achieve; however, we employ a full-time compliance officer for this purpose. Nonetheless, our failure or inability to comply with applicable laws and governmental regulations may result in civil and criminal penalties that could materially and adversely affect our business.

OUR BUSINESS MAY EXPERIENCE SIGNIFICANT VOLATILITY IN QUARTERLY EARNINGS AND COMMON STOCK VALUE.

Our quarterly operating results could fluctuate due to many factors, including:

•	trends and general conditions in the pharmaceutical and health product industry, our ability to recognize these trends and market new products that effectively respond to them;

•	our introduction, and our customers’ introduction of new products;

•	ANDA approvals by the FDA

•	our competitors’ introduction of new products;

•	the loss of one or more significant customers;

•	increased media attention on the use and efficacy of dietary supplements;

Our failure to produce operating results that meet securities analysts’ or investor expectations in one or more quarters may materially and adversely affect the price of our common stock and our business.

OUR ONLINE SERVICES MAY NOT BE ABLE TO ATTRACT AND MAINTAIN BUSINESS TO BUSINESS CUSTOMERS.

Our web site competes with both e-commerce and traditional shopping methods for dietary, health and beauty care and pharmaceutical products. Due to this competition, we may not be able to convert customers from traditional shopping methods or draw them from our online competitors. Among other things, our potential customers may be concerned with shopping at our web site due to shipping costs, delivery time, product availability, credit security, confidentiality, and customer service. We may be delayed in building a substantial customer base due to these customer concerns.

OUR BUSINESS IS GREATLY AFFECTED BY MEDIA PUBLICITY, WHETHER OR NOT OUR PRODUCTS ARE INVOLVED.

We are highly dependent upon consumers’ perceptions of the safety and quality of our products, as well as products distributed by other companies. National media publicity associated with mistakes in prescription deliveries or labeling, or illness or other harmful effects caused by the use of our products (or similar products distributed by other companies) may adversely affect our business. In addition, future research reports on dietary supplements that contradict or suggest less favorable results than earlier research may adversely affect our business. The publication of reports suggesting that dietary supplements may be harmful or ineffective may materially and adversely affect our business, regardless of whether the reports are scientifically supported or based on our products’ recommended dosage.

OUR BUSINESS IS SUSCEPTIBLE TO PRODUCT LIABILITY CLAIMS WHICH WE MAY NOT BE ABLE TO PAY.

We inherently face the risk of product liability claims based on injuries caused by the use of our and by the use of our contract customer’s products. In the event that we do not have adequate insurance, product liability claims relating to our products may materially and adversely affect our business.

THERE ARE NO CLINICAL STUDIES DOCUMENTING OUR PRODUCTS’ LONG-TERM EFFECTS.

Although many of the ingredients in our dietary supplements are vitamins, minerals, herbs and other substances with a long history of human consumption, some of these products contain ingredients without such a history. In addition, although the ingredients contained in our products are approved by various regulatory agencies, there is little long-term experience with human consumption of some of these product ingredients in concentrated form. We cannot assure that our products, even when used as directed, will have the intended effects or that they will not have harmful side effects. Such unintended effects may result in adverse publicity or product liability claims that may materially and adversely affect our business.

WE FACE INTENSE COMPETITION IN THE GENERIC DRUGS AND DIETARY SUPPLEMENT INDUSTRY.

The pharmaceutical and dietary supplement industries are highly competitive. Numerous companies compete with us in the development, manufacture and marketing of dietary supplements and the sale of pharmaceutical products. In addition, we face strong competition in our online and traditional distribution channels from private label supplements offered by health and natural food store chains, drugstore chains, mass merchandisers and supermarket chains. Many of these competitors are larger and have greater financial, personnel, manufacturing, distribution, marketing and other resources than we do. Competition from these companies may materially and adversely affect our business.

OUR BUSINESS IS DEPENDENT UPON OUR RAW MATERIAL SUPPLIERS, THE LOSS OF WHICH COULD HINDER PRODUCTION OF OUR PRODUCTS.

We obtain raw materials used in the manufacture of our products from third party suppliers. Many of the raw materials used in our products are of international origin. We cannot assure that suppliers will provide the raw materials we need, in the quantities we request, or at a price we are willing to pay. In addition, interruptions in our suppliers’ production that are beyond our control may delay delivery of our raw materials. Our inability to obtain adequate supplies of raw materials for our products at favorable prices, or at all, may materially and adversely affect our business.

OUR BUSINESS IS SUSCEPTIBLE TO BREAKDOWN OR LOSS OF OUR MANUFACTURING FACILITIES.

Our manufacturing operating results depend upon the continued operation of our manufacturing facilities in Florida. The operation of dietary supplement manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural and other disasters, and the need to comply with government agency directives. In addition, our manufacturing facilities are located in central Florida, a region that has historically been susceptible to potentially catastrophic hurricanes. Any damage to, or destruction of, our manufacturing facilities due to any of these causes may materially and adversely affect our business.

OUR PRODUCTS HAVE LIMITED TRADEMARK PROTECTION WHICH COULD ALLOW OTHER COMPANIES TO REPLICATE THEM.

Our policy is to pursue registrations for all of the trademarks associated with our key proprietary products. We rely on common law trademark rights to protect our unregistered trademarks as well as our trade dress rights. Generally, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal trademark registration enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. We intend to register our trademarks in certain foreign jurisdictions where our products are sold. We cannot assure that the protection available in such jurisdictions, if any, will be as extensive as the protection available to us in the United States. In addition, because we have no patents on our proprietary products, another company may replicate them. Inadequate trademark and patent protection of our proprietary products may materially and adversely affect our business.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR DOMAIN NAMES AGAINST INFRINGEMENT IN OTHER COUNTRIES.

We have registered the Internet domain name “Carbslim.com, onlineihp.com and leanprotein.com” in the United States, as well as other related names. While these domain names are regulated by Internet agencies, this regulation may change in the United States and other countries worldwide. These changes may establish new domain names, registrars, or regulations on registration of domain names. As a result, we may not acquire or maintain the “Go2pharmacy.com” domain name in all countries in which we conduct business.

WE MAY FACE LIABILITY FOR OUR WEB SITE CONTENT, WHICH MAY NOT BE COVERED BY INSURANCE.

We may face potential liability for negligence, trademark, copyright, patent, defamation, indecency and other claims based on the content we post on our web site. We may also face potential liability for unauthorized duplication of other parties’ web content or proprietary technology. In the event that such liability arises, our general liability insurance may not cover all liability stemming from potential claims of this type. Any such liability that our insurance does not fully cover could materially and adversely affect our business.

RISKS RELATED TO OUR COMMON STOCK

THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

As of April 1, 2004, we had 7,988,591 shares of common stock issued and outstanding, outstanding options and warrants to purchase 562,500 shares of common stock, an outstanding convertible securities to covert into 2,433,333 shares of common stock. This prospectus relates to the resale of 4,820,833 shares of common stock underlying our convertible securities and warrants. All of these shares will be freely traded upon the effective date of this prospectus and may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

THE ISSUANCE OF SHARES UPON CONVERSION OF OUR CONVERTIBLE SECURITIES AND EXERCISE OF OUTSTANDING WARRANTS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.

The issuance of shares upon conversion of our convertible securities and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholders may not convert their convertible debentures and/or exercise their warrants if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholders from converting and/or exercising some of their holdings and then converting the rest of their holdings. In this way, the selling stockholders could sell more than this limit while never holding more than this limit, which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

BUSINESS

History

We were incorporated as Energy Factors, Inc., a Florida corporation, in 1985. In August 1998 we changed our name to Innovative Health Products, Inc., in February 2000 we changed our name to Go2Pharmacy.com, Inc., and in September 2000 we changed our name to Go2Pharmacy, Inc., in anticipation of our merger with the Delaware corporation Go2Pharmacy.com, Inc. Our merger with Go2Pharmacy.com, Inc. was effected simultaneously with the successful completion of our initial public offering during November 2000. Effective September 6, 2002, we changed our name to Innovative Companies, Inc. We continue to conduct nutritional and herbal supplement product line manufacturing business under the name Innovative Health Products, Inc.

Business Overview

At Innovative Companies, Inc., we manufacture, package and ship high-quality private label dietary supplements, over-the-counter drugs, generic drugs and health and beauty care products for companies worldwide under two of our Florida-incorporated companies, Innovative Health Products, Inc. and Belcher Pharmaceuticals, Inc. Belcher Pharmaceuticals is our FDA-registered, over-the-counter manufacturing company. As a private-label contract manufacturer, we develop and manufacture for ourselves, and our customers, dietary supplements and health and beauty care products for distribution through various outlets. Through Breakthrough Engineered Nutrition, Inc., we distribute three of our own product lines; Lean Protein, a three Store Keeping Units (“SKU”), high protein zero and low carbohydrate foods line, and Thermo ZXE, a five SKU energy drink line and Carb Slim Bites, a low-carb candy line, currently available in two flavors within four SKUs. Go2PBM Services, Inc, a Florida corporation, is our pharmacy benefit management company that manages multiple health care plan members and their related pharmacy claims.

Our manufacturing customers include mass marketing companies, network marketing, distributors and direct sales companies. We manufacture, package and ship these products from our two facilities located in Largo, Florida. In addition to our private label business, we develop, manufacture and distribute our own branded dietary supplements and health and beauty care products. Some of our branded products include “Nutrisure” meal replacement powder, “Physician’s Pharmaceuticals” dietary supplement product line. We distribute these products to retail consumers, marketing companies, wholesalers and retailers, including independent pharmacies, regional and national chain drug stores, direct mail companies, mass merchandisers, deep discounters and brokers. We are currently forming strategic alliances with health maintenance organizations, insurance companies, retail chains, and other health related associations to attract new customers.

In April 2000, we formed a wholly-owned distribution subsidiary named Breakthrough Engineered Nutrition, Inc., a Florida corporation, for the purpose of marketing and distributing our own branded product line, “Lean Protein.” “Lean Protein Bites”        ,we believe, is a “one-of-a-kind” high protein, low carbohydrate, sweet and crunchy snack food that is offered in three flavors. Further targeted to the sports and fitness markets, is our energy beverage line, Thermo ZXE, designed to provide energy that we believe assists in improving performance during workouts and Carb Slim, their new bite-size candy that looks and tastes like real “bites candy”, yet contains no sugar and no net carbs. We have an established and growing network of over 40 distributors strategically located across the United States and Canada. Our product lines are sold in national as well as local grocery chains, convenience stores, health food stores and gyms.

In March 2001, we incorporated our pharmacy benefit management company, Go2PBM Services, Inc., a Florida corporation. Go2PBM Services administers drug benefits for health maintenance organizations, insurance company plans, preferred provider organizations, self-insured corporate health plans and Taft-Hartley self-insured labor unions. As a pharmacy benefit manager, the company oversees all member benefits in low risk plans, while taking an exclusively administrative role in higher risk plans. Our administrative services include claim processing, network management and customer service.

Business Strategy

We are continuing to build a multi-faceted company able to maximize our efficiencies and capitalize on our synergies through vertical operations. To manage our operations, we have assembled and maintained a management team with experience in manufacturing, marketing, sales and technology to assist in leading us to our sales, profit and overall business goals. Our vertical operations consist of manufacturing and distribution, sales and marketing, in-house formulation laboratory and other chemical analysis services, customer service and public relations. We will be able to support our own needs as well as those of our customers, from order processing, manufacturing through end-user distribution. We have streamlined our two manufacturing facilities in order to continue growing our manufacturing segment.

During the fiscal year ended March 31, 2003, we have begun the initial, yet critical, steps in becoming a generic drug repackager, a generic drug manufacturer and distributor. Numerous licensures have been applied for, our regulatory and laboratory departments have been improved and financial resources have been strategically planned as we intend to achieve these goals in various stages during the fiscal years ending 2004 through 2006. Currently, we are working on the development of generic and other over-the-counter drugs. We have upgraded the laboratory to handle all of our development work. Additional analytical and other lab equipment have been added to conduct the required analytical work . We are currently working on generating data for abbreviated new drug application, also known as an ANDA. Formulation work and stability studies are currently underway on three drug products. Regulatory affairs department is preparing the necessary documentation for the FDA. The research and development, stability testing, clinical testing and FDA review process leading to approval of an ANDA takes approximately 12 – 36 months for each product. Some of the products require no review or comparatively less laboratory work and hence may take less than year. The current strategy is to work on drug products that can be brought to market at an even pace, as we believe this approach allows for immediate revenue generation and provides for a future, continuous revenue generation stream.

We are continuing to develop our sales and marketing strategies to build our recognition among national grocery and drug chains, long-term care facilities and other health product consumer organizations, while building brand awareness of our branded and other proprietary products as well as our private label capabilities. We have developed several proprietary products that are currently being sold nationally to our target markets. We believe that we have created a solid platform to continue to achieve these goals and many others.

For Carb Slim, Lean Protein and Thermo ZXE, our current branded product lines that we distribute, we plan on further developing and expanding these lines into other flavors and forms of our unique high protein low carbohydrate foods and energy products. We market our product lines using our own telemarketing efforts as well as utilizing brokers to increase the awareness and availability of our offerings and capabilities.

By merging with the Delaware corporation Go2Pharmacy.com, Inc. in November 2000, we have entered into an agreement to provide our pharmacy benefit management services to a New York State health maintenance organization. We have entered into a contract with CarePlus, to provide pharmacy benefit management services to its members through two of their health plans, through our wholly-owned subsidiary, Go2PBM Services, Inc. In addition, the agreement allows us to be the organization’s exclusive private label over-the-counter supplier of healthcare and healthcare related products.

We intend to provide over-the-counter drugs, durable medical equipment, medical supplies and health and beauty care products directly to nursing homes, assisted living facilities, and personal care residences across the country. We plan to develop these outlets to become a premier provider of nutritional, over-the-counter and other related products for institutional and long-term care facilities seeking high quality competitively-priced products.

Through the development of our private label, branded, and over-the-counter manufacturing, distribution and pharmacy benefit management efforts, we intend to provide wholesale and institutional customers with an efficient source for their nutritional, over-the-counter and other pharmacy-related product needs. By vertically integrating our core business operations, we believe we have, and will continue, to achieve increased brand recognition and exposure, ancillary product and service revenues, and will be able to provide competitively priced products, quick turn around on our manufactured and distributed products in addition to overall superior customer service.

Private Label Products-Manufacturing

Sales of our manufactured private label products accounted for approximately 71.6% of our total revenues for the year ended March 31, 2002 and 67.9% for the year ended March 31, 2003. We currently manufacture products for over 400 private label customers in 47 states in the United States and ship to several countries internationally. Our private label business has a widely distributed revenue base. For the year ended March 31, 2002, we had sales of 5% or more of total revenues to three of our private label customers, each of which accounted for 22.8%, 16.6% and 7.4% of total revenues none of which were sales to affiliated customers. For the year ended March 31, 2003, we had sales of 5% or more of total revenues to two of our private label customers, each of which accounted for 42.9% and 6.6% of total revenues none of which were sales to affiliated customers. For the year ended March 31, 2002 and 2003, we did not have sales of 5% or more of total revenues to any company that is a party to an exclusive manufacturing agreement with us.

Branded Products-Manufacturing

To date, sales of our branded products have not accounted for a significant portion of our revenues. We intend to employ additional marketing efforts on the sale of our branded products, which we believe will yield higher profit margins than our private label products. In addition to the branded products listed below, we also have approximately 12 other branded products, and intend to develop additional branded products. Some of our branded products include:

•	“Nutrisure ™ “ – a meal replacement powder mix with nutritious proteins, medium chain triglycerides and antioxidants that conforms with diabetic diet requirements;

•	“Physicians’ Pharmaceuticals ™” – a proprietary line of dietary supplements which includes vitamins, minerals and herbal supplements; and

•	“Arth-Aid ™” – an arthritis cream in an easy-to-use roll-on form designed to relieve arthritic pain, and is formulated with capsaicin and functional botanicals.

Generic Drugs-Manufacturing

During the past year, Belcher pharmaceuticals has made substantial progress by strengthening laboratory staff, adding more analytical equipment, and manufacturing machinery related to its generic drugs division. This facilitated research and development work pertaining to preparation and filing of abbreviated new drug applications, also known as ANDAs, as well as development of proprietary knowledge on certain products. We have selected the drugs based on the source of API, market, and type of drug. Drugs are selected from a wide range including niche drugs, fast moving drugs as well as blockbusters.

To jumpstart the generic drug business line and to have a strategic development, a three-pronged plan was formulated:

– Short-term goals were formulated to jumpstart generic drug packaging and sales;

– Mid-term goals were formulated to develop strategically identify and work on ANDAs and AANDAs; and

– Long-term goals are to develop intellectual property portfolio so that value added drugs or process can be developed.

Under our short-term goals, bulk drugs, procured from other manufacturers were repackaged to suit to the requirements of the customers. This simple step helped to streamline packaging operation and handling procedures and also to setup the drug sales operation. However, this is expected to be a small part of our operation, filling the gaps in production lines as well as making use of the business opportunities available to us.

Successfully working towards ANDA, preparing the ANDA application and receiving approval from the FDA normally takes at least 24 months. While working on several ANDAs, we jumpstarted the process by procuring two ANDAs from en established drug development company from abroad. Once we complete the formalities, we will be filing ANDA transfer paperwork to the FDA. Completion of this transfer process will enable us to start manufacturing and selling these drugs by the third fiscal quarter of the fiscal year ending March 31, 2005.

Development of ANDAs and AANDAs (abbreviated animal new drug applications) is the mid-term goal. ANDAs are for human drugs and for animal drugs. After careful consideration of market research, our capabilities, competitive strength, two major drugs were selected for three applications, levothyroxine sodium and Pfizer’s drug to treat arthritis.

Levothyroxine Sodium

Animal drug levothyroxine sodium has been brought from development stage to production level within nine months. We have completed formulation development, stability studies, analytical work, validation of manufacturing protocols and all other necessary steps involved in the drug development. We have entered in to agreement with two veterinary drug distributors to distribute this drug.

Human version of levothyroxine sodium drug is in the advanced stage of development. We have contracted bioequivalence work on this drug to a clinical lab. We plan to file an ANDA during the third fiscal quarter of the fiscal year ending March 31, 2005.

Levothyroxine sodium tablets are used to treat hypothyroidism and other thyroid disorders. Hypothyroidism is a condition in which the body lacks sufficient thyroid hormone. Levothyroxine is the second most prescribed drug in the United States with over 13 million patients and according to NDC

Health, the combined retail sales for all Levothyroxine sodium tablet products was approximately $ 1.1 billion (2002). Abbott laboratories’ Synthroid® is the brand leader. Due to unique stability problems associated with this drug, in accordance with data from the FDA, 800 million tablets were recalled during the years 1990 through 1997. We have solved this problem by using a unique stabilizing method. We have filed a patent on the stabilizing method. Using this novel method, stability of the drug could be substantially improved. We will be applying this method to both human as well as animal versions of this drug. This is expected to offer us a competitive advantage in the market.

Pfizer’s drug to treat arthritis

The second major drug we selected to work on an AANDA is Pfizer’s drug to treat arthritis. Pfizer’s patent will expire by the end of calendar 2004. We filed during the first quarter of 2004. We made an exclusive arrangement with a pet drug distributor to handle this drug. This distributor marketing company paid $50,000 to date towards development costs of this drug.

Long Term Goals

While we are working on ANDA projects, we are also working simultaneously on a few long-term projects. These projects may take considerable time and effort to take off and their commercial payoff also depends on several factors on which we may not have full control. Some of the research outcome may help existing products. If the outcome of certain projects is not within the scope of our area of business, the technology or discovery results may be out licensed to other companies on royalty basis.

We have developed a formulation using natural ingredients to treat a condition called mucositis. Mucositis is an inflammation and ulceration of the lining of the mouth. It occurs with chemotherapy or radiotherapy for cancer. Overall, mucositis affects approximately 15-40% of patients receiving standard-dose chemotherapy and 76-100% of patients receiving higher doses of chemotherapy in bone marrow transplant. Currently, the worldwide population of patients with mucositis is estimated at 400,000 to 600,000 patients receiving chemotherapy or radiation, with an additional 48,000 experiencing severe mucositis associated with stem cell transplantation. Approximately 225,000 to 325,000 patients in the U.S. experience mucositis resulting from these conditions.

Presently no pharmaceutical agents are available on the market to prevent or treat mucositis. Mucositis complications may lead to (a) delay in the chemotherapy schedule (b) reduction from the desired dose (c) complications such as pain, dehydration, malnutrion, and infection. A study conducted by the Harvard University Department of Oral Medicine estimated that the duration of hospitalization for bone marrow transplant patients increased by 2 to 11 days for patients experiencing oral mucositis. On average, this additional hospitalization increased patient costs by $20,000. Preliminary results indicated promising results in regeneration of musosal lining. We have filed a patent on this formulation. Preliminary double blind placebo controlled clinical studies are underway in a prestigious hospital abroad.

For the last 2 years, six patents have been filed in different areas. We will make efforts to apply such proprietary knowledge to enhance or create value of our product portfolio.

Manufacturing

Our primary manufacturing facility is located in 33,222 square feet of leased space in Largo, Florida. We use this location for our executive offices and for the manufacturing, packaging and warehousing of products, laboratory services, research and development, marketing and final distribution. Our manufacturing facilities at this site utilize high-speed encapsulating, tableting, packaging and other production line equipment. The facility is large enough to handle bulk orders, but versatile enough to provide quick response to customer needs. This site also houses our graphic arts department, which assists us and our customers’ print layout and graphic needs.

Our second manufacturing facility is located in 10,000 square feet of leased space in Largo, Florida. This facility is registered with the United States Food and Drug Administration and DEA and is used for the manufacture, packaging and distribution of over-the-counter and drug products for our customers.

Currently, we can manufacture approximately 270 million tablets and capsules and four million bottles annually. Our manufacturing facilities normally operate two shifts per day, five days per week. Certain packaging lines or capsule and tablet production lines run longer as demand warrants. We operate flexible manufacturing lines that can shift output efficiently among various pieces of equipment depending upon factors such as batch size, tablets or capsule count, and labeling requirements. We strive to fulfill and ship all orders within 30-60 days. While we believe we can double our sales volume without expanding our current facilities. An increase in production would require additional space and personnel for warehousing and shipping operations.

Branded Products-Distribution

Sales of our distributed product line, Lean Protein, accounted for approximately 7.1% of our total revenues for the year ended March 31, 2002 and accounted for approximately 9.3% of revenues for the year ended March 31, 2003. We currently distribute our products under our product line, “Lean Protein” to over 40 distributors in 20 states in the United States and Canada. Our distribution product line has a widely distributed revenue base whereas for the year ended March 31, 2002 and 2003, no one customer accounted for more than 5% of total revenues. For the fiscal year ended March 31, 2002, 100% of our distribution revenues were derived from our Lean Protein Bites product line as compared to the fiscal year ended March 31, 2003, where 76.4% of the total distribution revenues were derived from our Lean Protein Bites product line with 23.6% of the total being derived from our Thermo ZXE, energy product line. For the fiscal year ended March 31, 2003, 25,890 cases of Lean Protein Bites were sold as compared to fiscal year ended March 31, 2002 where 20,197 cases were sold. For our Thermo ZXE line, 17,106 cases were sold for the year ended March 31, 2003 noting that the product’s market entrance was September 2002.

Pharmacy Benefit Management

Sales generated from our pharmacy benefit management subsidiary accounted for approximately 21.3% of our total revenues for the year ended March 31, 2002 and accounted for 22.8% of revenues for the year ended March 31, 2003. 100% of the Company’s pharmacy benefit management revenues are derived from an affiliate of the Company.

Research and Development

Our research and development department develops new concepts and formulations for our customers’ private label products as well as our own branded products. Dr. Sekharam, our President, provides guidance and direction for our research and development team in product and drug development. Our lab chemists perform product development, product improvement, process development through to the last-minute fine-tuning of products and processes while our technical staff prepares cost estimates and samples based on those formulations. Prior to the final manufacture of our products, this team also prepares documentation of operational procedures performed and documentation of pilot testing programs. Finally, our research and development regulatory staff personnel prepare product information documenting label requirements. Historically, our expenditures for research and development have not been material, relative to our overall operating expenses.

Our research and development laboratory is equipped with modern laboratory test equipment, including high pressure liquid chromatography, atomic absorption spectroscopy, as well as instruments to test different parameters like pH, viscosity, moisture, gradient sizing, ash, melting point, refractive index, tablet hardness and disintegration. We also have a full-fledged micro lab to test samples for microbiological loads including yeast, bacteria and fungi. The laboratory has stability chambers to test both the long-term and the accelerated shelf life of products. We believe that our laboratory facilities are in compliance with all applicable environmental regulations.

Our product development team works closely with customers to identify their own strengths as well as understand their needs to create products with value adding features. As our development response time is critical to capitalizing on consumer trends and preferences, we focus on meeting end-user product needs as quickly as possible. For example, our touch-free arthritis relief roll-on was specially designed for customers reporting finger irritation due to the active ingredient. We believe that this type of flexibility and attention to customer needs results in more valuable and marketable products.

Marketing and Sales

Our marketing and promotion strategy is targeted toward stimulating demand for our products and increasing brand awareness. We currently employ a traditional in-house sales force that markets our branded and private label products directly to wholesale and institutional customers. We also utilize product promotions and print media to reach new customers in targeted markets. We intend to increase these efforts significantly in the areas of direct sales, telesales, and traditional and online advertising.

We have increased direct sales marketing efforts by hiring an additional sales representative to contact nursing homes, assisted living facilities and personal care residences to market our institutional-compatible products. Similarly, we plan to hire additional marketing representatives to contact prospective customers needing our private-label manufacturing services, self-insured employers, health maintenance organizations, and other health benefit provider associations to market our manufacturing capabilities and pharmacy benefit management services in addition to pursuing contractual arrangements with pharmacies. We also intend to expand our sales force to initiate direct and regular contact with our customer’s key personnel, to inform them of new product developments and industry trends, aid them in the design of store displays and create merchandising programs that promote our manufacturing capabilities and our branded products.

We intend to increase telesales by hiring an in-house telesales group to prospect for customers for our branded products that we distribute. We have increased our advertising efforts by implementing online sales and marketing techniques to increase brand awareness and direct traffic to our web sites, www.leanprotein.com and www.ihp-inc.com. This includes purchasing banner advertising on search engine web sites and Internet directories, as well as direct links from health related web sites. We feel that these efforts are and will continue to compliment our existing and future strategic agreements and traditional advertising efforts.

We also increase the flexibility of our product offerings by extending various credit terms to our customers, subject to our credit approval process. In most cases, where credit terms are granted, we require a prepayment of 50% of the amount of the sales order, with the balance due within 30 days of shipment. Some of our customers whose sales are to regional and/or national chain stores receive payments from their customers on extended payment terms. In such cases, we grant extended payment terms, when requested, by a long-standing significant customer.

Our manufacturing revenues are generated by fulfilling sales orders received from our customers within an average turn-around time ranging from 30-60 days. Consequently, we experience a backlog for future revenues at all times. As of March 31, 2002 and 2003, we had approximately $1,179,000 and $1,300,000, respectively, in backlog sales orders.

Additional Business Goals

In addition to continuing the efforts described above, we intend to increase sales by building a pharmacy benefit management business that services at least 200,000 members through the addition of new plans. We currently have 29,923 members in our current Plan and have added an additional Plan called Family Health Plan. We plan to increase sales by concentrating our marketing efforts of certain of our branded products to specific market segments. We also intend to increase sales by expanding our branded and private label offerings of over-the-counter products. We plan to target trade associations that service long-term health care facilities, as well as private and public assisted living facilities and nursing home chains, to form alliances and partnerships to build our business to business customer base. We also plan to offer discount and rebate programs to these organizations based on the volume of sales. We have an agreement with The Greater New York Health Care Facilities Association to provide our products to its members. This Association is a provider association servicing over 100 long-term care facilities throughout the New York metropolitan area. Through these facilities, the Association represents approximately 30,000 nursing home beds, which comprises approximately 35% of the nursing home beds in the state of New York.

We intend to target health maintenance organizations, insurance companies and corporate health unions to provide pharmacy benefit management services to their members. Simultaneous with the merger in November 2000, We entered into a five year agreement to provide pharmacy benefit management services to Care Plus Health Plan, a Medicaid health maintenance organization located in New York. Pursuant to the agreement, we are administering pharmacy benefit management services to approximately 60% of CarePlus’ membership. We intend to develop a nationwide network of local and regional pharmacy chains that will service our pharmacy benefit management members’ non-maintenance prescription needs. We intend to expand our market pharmacy benefit management services to self-insured employers, health maintenance organizations, and other large service organizations.

We currently manufacture several of our own branded products, some of which are currently being sold to nursing homes. We plan to market these products through major business to business Internet sites and by advertising in trade journals and through traditional media. The sale of these products is expected to offer significant brand awareness within the long-term care facility industry. We intend to increase marketing of our branded products to institutional markets, health food stores, mass market retailers, and directly to consumers. We plan to increase our sales force to achieve market penetration into targeted geographical areas. Some of the sales personnel we expect to hire will devote a substantial portion of their time enhancing relationships with our customers’ key personnel, informing them of new product developments and industry trends, and aiding them in designing store displays and merchandising programs for our branded products. We also intend to employ additional financial resources to implement media kits and increase our newsprint advertising, our national print media, and our direct mail marketing efforts. As a manufacturer, we have the facilities, equipment, manufacturing capacity, skilled work force and industry experience to control product processing and minimize product cost from order inception to distribution of finished products to our customers.

By utilizing our manufacturing capabilities, we intend to build institutional relationships through high quality and low cost custom product lines. We are continuously seeking ways to expand our manufacturing customer base. We intend to increase our market penetration of private label manufacturing customers increasing our outside sales and telesales efforts, by reducing manufacturing time with additional fully-automated high-speed manufacturing equipment, by delivering high quality products and by providing research and development support to improve our product offerings. We will also continue to develop strategic alliances with new manufacturing customers. We intend to increase our ongoing development and marketing of new products in order to capitalize on and create market opportunities in new market segments. We feel that we can differentiate ourselves from our competitors by providing customers with more value-added products. Consequently, we intend to produce and market additional, as well as enhance currently existing products and dietary supplements that integrate a variety of compounds to achieve greater bio-availability, effectiveness and product convenience. We differentiate ourselves from other dietary supplement manufacturers by providing faster and more appropriate responses to our customers. Our development response time for proprietary and private label products is critical to capitalize on consumer trends and preferences. We intend to utilize these trends and preferences to expand our customer base and provide consumers with the most timely and well adapted products for their needs.

We believe that the health care, pharmaceutical and dietary supplement industries are fragmented and currently offer attractive acquisition opportunities. We intend to pursue acquisition opportunities that will broaden our product lines, provide efficiencies in manufacturing through economies of scale, broaden our customer base, complement our existing businesses and further our overall strategic business goals.

Employees

As of March 31, 2003, we had 68 employees. Of these employees, four were engaged in marketing and sales, 54 were devoted to production, laboratory and distribution and ten were responsible for management and administration. None of our employees are covered by a collective bargaining agreement. We believe we have good relations with our employees. Employees are permitted to participate in employee benefit plans of the Company that may be in effect from time to time, to the extent eligible, and employees may be entitled to receive an annual bonus as determined at the sole discretion of the Company’s Board of Directors based on the Board’s evaluation of the employee’s performance and the financial performance of the Company.

Principal Suppliers

We obtain all of the raw materials for the manufacture of our products from third party suppliers primarily located within the United States. We do not have contracts with any of our suppliers to provide adequate materials required for our product manufacturing.

Competition

The manufacturing, wholesale, retail and distribution industries in which we operate are highly competitive. Numerous companies, many of which have greater size, financial, personnel, distribution and other resources than us, compete with us in our development, manufacture, distribution, wholesaling and retailing businesses. The Nutrition Business Journal estimates that there are 1,050 manufacturers and branded marketers of dietary supplements in the United States with at least $500,000 in annual sales. The Nutrition Business Journal’s 1997 database includes 16 companies with over $100 million in revenues, which represents 55% of the dietary supplement market. Our branded products face substantial competition from broad line manufacturers, large private label manufacturers, and more recently from large pharmaceutical companies. Increased competition from companies with greater financial, manufacturing, distribution and marketing capabilities than our own could have a materially adverse affect on our operations. We compete on the basis of product quality, cost and customer service. Our branded products’ success depends primarily on our increasing brand recognition across multiple distribution channels, our ability to quickly develop, advertise, market and promote new and existing products with high quality and value, and our efficient distribution of these products. Our competitors include:

•	chain drug stores, such as CVS and Walgreen’s;

•	prescription benefit managers, such as Express Scripts;

•	warehouse clubs, such as BJ’s and Costco;

•	mail order pharmacies;

•	major department stores, such as Macy’s and Nordstrom; and

•	health and beauty salons and spas

•	online pharmacy specialists, such as planetrx.com, drugstore.com, VitaminShoppe.com, and MotherNature.com;

•	Internet portals with shopping services, such as Yahoo!, Excite, and America Online;

Many of these competitors currently offer online ordering of their products. In addition, many of these online and traditional competitors have longer operating histories, greater brand recognition, and substantially greater economic, marketing and other resources than we do. These resources may provide some of these competitors with greater opportunities to form joint ventures and favorable vendor agreements as this market develops. In addition, traditional pharmacies can provide customers with the ability to see and feel products, and may be able to address immediate customer product needs in ways that we cannot.

Trademarks and Intellectual Property

We utilize the federally registered trademarks Lean Protein™, Nutrisure™, Physician Pharmaceutical™ 12-and Arth-Aid ™. The Company, as assisted by our president, Dr. Kotha Sekharam, also filed for three additional patents for products already in the market with ‘patent pending’ status. We also utilize the registered domain names leanprotein.com, ihp-inc.com, and onlineihp.com. We believe that protecting our trademarks and registered domain names is crucial to our business strategy of building strong brand name recognition and that such trademarks have significant value in the marketing of our products. Our policy is to pursue registrations of all the trademarks associated with our key products. We rely on common law trademark rights to protect our unregistered trademarks. Common law trademark rights generally are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. Furthermore, the protection available, if any, in foreign jurisdictions may not be as extensive as the protection available to us in the United States. Although we seek to ensure that we do not infringe upon the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against us. Any infringement claims by third parties against us may have a materially adverse affect on our business, financial condition, results of operations and cash flows.

Government Regulation

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our manufactured products is subject to regulation by numerous governmental agencies, particularly the United States Food and Drug Administration, which regulates our products under the Federal Food, Drug and Cosmetic Act, and the United States Federal Trade Commission, which regulates the advertising of our products under the Federal Trade Commission Act. Our products are also subject to regulation by, among other regulatory agencies, the Consumer Product Safety Commission, the United States Department of Agriculture, the United States Department of Environmental Regulation and the Occupational Safety and Health

Administration. The manufacture, labeling and advertising of our products is also regulated by the Occupational Safety and Health Administration through various state and local agencies as well as foreign countries to which we distribute our products.

Dietary supplements, health and beauty care products, over-the-counter drugs, and consumer products business is subject to significant government regulation. These products are regulated by the Food and Drug Administration, Federal Trade Commission, Consumer Product Safety Commission, as well as other state and federal regulatory entities. Our online pharmacy business is also subject to significant federal and state regulatory and licensing requirements. These regulations will likely increase, as the Internet pharmacy industry expands and the use of the Internet expands. While we use our best efforts to adhere to the regulatory and licensing requirements, as well as any other requirements affecting our products, compliance with these often requires subjective legislative interpretation. Consequently, we cannot assure that our compliance efforts will be deemed sufficient by regulatory agencies and commissions enforcing these requirements. Nonetheless, we employ a compliance person to assist in these efforts.

Violation of these regulations may result in civil and criminal penalties, which could materially and adversely affect our operations.

Recent events have suggested that the regulatory requirements governing our industry may expand in the near future. For example, the United States House of Representatives’ Committee on Commerce, United States General Accounting Office, and a federal interagency task force have all recently reviewed various aspects of the online pharmacy industry. These inquiries have dealt predominantly with laws governing pharmacy operations, prescription submission, patient confidentiality, and licensing requirements. In addition, the Clinton Administration proposed legislation extending federal enforcement powers and establishing new licensing guidelines to ensure online pharmacy compliance with state and federal laws. While we believe that we comply with existing federal and state pharmacy licensing requirements, ratification of these changes will likely increase our reporting and monitoring requirements.

Our manufacture of dietary supplements is subject to significant labeling regulation. Labeling claims are governed by the Food and Drug Administration, the Federal Food, Drug and Cosmetic Act, and the recent Dietary Supplement Health and Education Act of 1994. Our manufacture of over-the-counter drugs must comply with all Food and Drug Administration guidelines and Food and Drug Administration enforced Good Manufacturing Practices regulations for those products as set forth in official monographs of the United States Pharmacoepia and other applicable laws enforced by the Food and Drug Administration. These include manufacturing and product information, such as claims in a product’s labeling, package inserts, and accompanying literature. The Dietary Supplement Health and Education Act of 1994 guidelines permit certain dietary supplement labeling claims without prior authorization by the Food and Drug Administration, provided that the manufacturer has substantiation for the claims and complies with certain notification and disclaimer requirements. The legislation gives dietary supplement manufacturers more freedom to market their products, while providing consumers adequate information for informed decisions on the use of supplements.

Under the Dietary Supplement Health and Education Act of 1994 and previous food labeling laws, supplement manufacturers may use three types of labeling claims, with the approval of the Food and Drug Administration. These claims include nutrient-content claims, disease claims, and nutrition-support claims, which include “structure-function claims.” Nutrient-content claims describe the level of a nutrient in a food or dietary supplement. For example, a supplement containing at least 200 mg of calcium per serving could carry the claim “high in calcium.” Disease claims show a link between a substance and a disease or health-related condition. The Food and Drug Administration authorizes disease claims based on a direct review of scientific evidence or documentation of established diet-to-health links from highly regarded scientific bodies, such as the National Academy of Sciences. For example, it is permissible to advertise a link between calcium and a lower risk of osteoporosis, if the supplement contains sufficient amounts of calcium. Nutrition-support claims describe a link between a nutrient and deficiency diseases that may result from diets lacking the nutrient. For example, the label of a Vitamin C supplement could state that Vitamin C prevents scurvy. When these types of claims are used, the label must mention the prevalence of the nutrient-deficiency disease in the United States. Finally, structure-function claims refer to the supplement’s effect on the body’s structure or function, including its overall effect on a person’s well-being. For example, a structure-function claim could state “antioxidants maintain cell integrity.” Structure-function claims must be accompanied by the disclaimer “This statement has not been evaluated by the Food and Drug Administration.” This product is not intended to diagnose, treat, cure, or prevent any disease. Manufacturers who plan to use a structure-function claim on a particular product must inform the Food and Drug Administration of the use of the claim no later than 30 days after the product is first marketed. The Food and Drug Administration may then advise the manufacturer to change or delete the claim. Claims made for our dietary supplement products may include statements of nutritional support and health and nutrient content. The Food and Drug Administration’s interpretation of what constitutes an acceptable statement of nutritional support may change in the future thereby requiring that we revise our labels. The Food and Drug Administration recently issued a proposed rule on what constitutes permitted structure/function claims as distinguished from prohibited disease claims. Although we believe our product claims comply with the law, depending on the content of the final regulation, we may need to revise our labels.

The Food and Drug Administration issued final dietary supplement labeling regulations in 1997 that required a new format for dietary supplement product labels by March 23, 1999. All companies in the dietary supplement industry were required to comply with these labeling regulations. The Food and Drug Administration has also announced that it is considering promulgating new Good Manufacturing Practices regulations, specific to dietary supplements. Such regulations, if promulgated, may be significantly more rigorous than currently applicable regulations and contain quality assurance requirements similar to Good Manufacturing Practices regulations for drug products. Therefore, we may be required to expend additional capital resources on upgrading manufacturing processes and/or equipment in the future in order to comply with the law. Our failure to comply with applicable Food and Drug Administration regulatory requirements could result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions.

Our advertising of dietary supplement products is also subject to regulation by the Federal Trade Commission under the Federal Trade Commission Act, in addition to state and local regulation. The Federal Trade Commission Act prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. The Federal Trade Commission Act also provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the Federal

Trade Commission’s Substantiation Doctrine, an advertiser is required to have a “reasonable basis” for all objective product claims before the claims are made. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. Pursuant to this Federal Trade Commission requirement we are required to have adequate substantiation for all material advertising claims made for our products.

In recent years the Federal Trade Commission has initiated numerous investigations of dietary supplement and weight loss products and companies. The Federal Trade Commission is reexamining its regulation of advertising for dietary supplements and has announced that it will issue a guidance document to assist supplement marketers in understanding and complying with the substantiation requirement. Upon release of this guidance document we will be required to evaluate our compliance with the guideline and may be required to change our advertising and promotional practices. We may be the subject of investigation in the future. The Federal Trade Commission may impose limitations on our advertising of products. Any such limitations could materially adversely affect our ability to successfully market our products. The Federal Trade Commission has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory processes, cease and desist orders, and injunctions. Federal Trade Commission enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. A violation of such orders could have a material adverse affect on our business, financial condition and results of operations.

Governmental regulations in foreign countries where our plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of our products. Compliance with such foreign governmental regulations is generally the responsibility of our distributors for those countries. These distributors are independent contractors over whom we have limited control.

We manufacture certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such private label customers are subject to government regulations in connection with their purchase, marketing, distribution and sale of such products. We are subject to government regulations in connection with our manufacturing, packaging and labeling of such products. Our private label customers are independent companies and their labeling, marketing and distribution of their products is beyond our control. The failure of these customers to comply with applicable laws or regulations could have a materially adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to additional laws or regulations by the Food and Drug Administration or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which we consider favorable, such as the Dietary Supplement Health and Education Act of 1994, or more stringent interpretations of current laws or regulations, from time to time in the future. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. The Food and Drug Administration or other governmental regulatory bodies could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a materially adverse affect on our business, financial condition, results of operations and cash flows.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the sale of our common stock will go to the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth the common stock ownership of the selling stockholders as of April 1, 2004, including the number of shares of common stock issuable to the selling stockholders upon the conversion of the term note and series A and B convertible preferred stock and the exercise of warrants held by the selling stockholders. Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

Name	Total Shares of Common Stock Issuable Upon Conversion or Exercise of Securities (2)	Total Percentage of Common Stock, Assuming Full Conversion and Exercise(2)	Shares of Common Stock Included in Prospectus (1)	Beneficial Ownership Before the Offering	Percentage of Common Stock Owned Before Offering	Beneficial Ownership After the Offering (5)	Percentage of Common Stock Owned After Offering (5)
Laurus Master Fund Ltd. (2)	1,900,000	19.21%	Up to 3,100,000 shares of common stock	419,567	4.99%	—	—
Midsummer Capital Ltd. (3)	758,333	8.67%	Up to 1,195,832 shares of common stock	419,567	4.99%	—	—
Omicron Master Trust (4)	325,000	3.91%	Up to 512,500 shares of common stock	325,000	3.91%	—	—

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible preferred stock is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1)	Includes 175% of the shares issuable upon conversion of the convertible term note and convertible preferred stock. The selling stockholder has contractually agreed to restrict its ability to convert or exercise its warrants and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(2)	Laurus Capital Management, L.L.C. may be deemed a control person of the shares owned by such entity. David Grin and Eugene Grin are the principals of Laurus Capital Management, L.L.C. The shares of common stock that are being registered includes (i) 75,000 common stock purchase warrants exercisable at $7.34 per share; (ii) 50,000 common stock purchase warrants exercisable at $7.98 per share; (iii) 25,000 common stock purchase warrants exercisable at $8.62 per share; (iv) 75,000 common stock purchase warrants exercisable at $7.25 per share; (v) 50,000 common stock purchase warrants exercisable at $7.88 per share; (vi) 25,000 common stock purchase warrants exercisable at $8.51 per share; (vii) shares underlying a $5,000,000 6% term note; and (viii) shares underlying $5,000,000 in series A convertible preferred stock.

(3)	Scott D. Kaufman may be deemed a control person of the shares owned by such entity. The shares of common stock that are being registered includes (i) 87,939 common stock purchase warrants exercisable at $6.29 per share; (ii) 87,939 common stock purchase warrants exercisable at $6.57 per share (iii) shares underlying $3,500,000 in series B convertible preferred stock.

(4)	Bruce Bernstein may be deemed a control person of the shares owned by such entity. The shares of common stock that are being registered includes (i) 37,688 common stock purchase warrants exercisable at $6.29 per share; (ii) 37,688 common stock purchase warrants exercisable at $6.57 per share (iii) shares underlying $1,500,000 in series B convertible preferred stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

Each selling stockholder of the common stock of Innovative and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq SmallCap Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed Innovative that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Innovative is required to pay certain fees and expenses incurred incident to the registration of the shares. Innovative has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The rights evidenced by the shares of common stock to be registered hereunder are described below. Our total authorized capital stock is 24 million shares of common stock and 6 million shares of preferred stock. As of April 1, 2004, there were issued and outstanding 7,988,591 shares of common stock.

Common Stock. Each holder of common stock is entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. All shares of common stock are entitled to participate in any distributions or dividends that may be declared by the board of directors, subject to any preferential dividend rights of outstanding shares of preferred stock. Subject to prior rights of creditors, all shares of common stock are entitled, in the event of our liquidation, dissolution or winding up, to participate ratably in the distribution of all our remaining assets, after distribution in full of preferential amounts, if any, to be distributed to holders of preferred stock. There are no sinking fund provisions applicable to the common stock. Our common stock has no preemptive or conversion rights or other subscription rights. All of the shares of common stock offered by us under this prospectus will, when issued, be fully paid and non-assessable.

LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The financial statements and schedules incorporated by reference in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Brimmer, Burek & Keelan LLP, independent public accountants, and are included herein in reliance upon the authority of these firms as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distributions.

SEC registration fee	$6,000
Legal fees and expenses	35,000
Total	$41,000

Item 15.	Indemnification of Directors and Officers.

The Florida Business Corporation Act (the “Florida Act”) permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances. The Company’s articles of incorporation provide that the Company shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, the Company has entered into Indemnification Agreements with its directors and executive officers in which the Company has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act, including in circumstances in which indemnification and advancement of expenses are discretionary under the Florida Act. The indemnification provided by the Florida Act and the Company’s Articles of Incorporation is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense. The Company intends to obtain a liability insurance policy for its directors and officers as permitted by the Florida Act, which may extend to, among other things, liability arising under the Securities Act of 1933, as amended.

In the opinion of the U.S. Securities and Exchange Commission, indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and therefore unenforceable.

Item 16.	Exhibits.

The exhibits filed as part of this Registration Statement are as follows:

Exhibit Number	Description
3.1	Subsidiary Certificate of Designation for the Series A Convertible Preferred Stock (Incorporated by reference to the Form 8-K filed on February 12, 2004)

3.2	Certificate of Designation for Series B (Incorporated by reference to the Form 8-K filed on March 12, 2004)

4.1	Securities Purchase Agreement dated as of January 30, 2004. (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.2	Registration Rights Agreement dated as of January 30, 2004. (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.3	Form of 6% Secured Convertible Term Notes dated as of January 30, 2004. (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.4	Form of Common Stock Purchase Warrant dated as of January 30, 2004. (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.5	Security Agreement (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.6	Series A Securities Purchase Agreement dated as of February 10, 2004. (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.7	Series A Registration Rights Agreement dated as of February 10, 2004. (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.8	Form of Common Stock Purchase Warrant dated as of February 10, 2004. (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.9	Stock Pledge Agreement dated January 30, 2004 (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.10	Subsidiary Guarantee dated January 30, 2004 (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.11	Series A Bank Escrow Agreement (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.12	Subsidiary Account Side Letter dated January 30, 2004 (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.13	Subsidiary Side Letter dated February 10, 2004 (Incorporated by reference to the Form 8-K filed on February 12, 2004)

4.14	Securities Purchase Agreement dated as of March 5, 2004. (Incorporated by reference to the Form 8-K filed on March 12, 2004)

4.15	Registration Rights Agreement dated as of March 12, 2004. (Incorporated by reference to the Form 8-K filed on March 12, 2004)

4.16	Form of Common Stock Purchase Warrant dated as March 12, 2004 (Incorporated by reference to the Form 8-K filed on March 12, 2004)

5.1	Opinion of Counsel (Incorporated by reference to the Form 8-K filed on March 12, 2004)

23.1	Consent from Accountants

23.2	Consent from Counsel (incorporated in Exhibit 5.1)

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

2.	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

6.	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Innovative Companies, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Largo, State of Florida, on the 2nd day of April 2004.

INNOVATIVE COMPANIES, INC.

By:	/s/ Dr. Kotha Sekharam

Name: Dr. Kotha Sekharam Title: President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mihir K.Taneja or Dr. Kotha Sekharam his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

By: /s/ Mihir K.Taneja Mihir K.Taneja	Chief Executive Officer, Secretary and Director (Principal Executive Officer)	April 2, 2004

By: /s/ Dr. Kotha Sekharam Dr. Kotha Sekharam	President and Director	April 2, 2004

By: /s/ Carol Dore-Falcone Carol Dore-Falcone	Vice President and Chief Financial Officer (Principal Financial Accounting Officer)	April 2, 2004

By: /s/ Joseph Zappala Joseph Zappala	Director	April 2, 2004

By: /s/ Dr. Barry Dash Dr. Barry Dash	Director	April 2, 2004

By: /s/ George Stuart, Jr. George Stuart, Jr.	Director	April 2, 2004

By: /s/ Shan Shikarpuri Shan Shikarpuri	Director	April 2, 2004